UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 2-84723
THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN
(Full Title of the Plan)
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	5

Notes to Financial Statements as of and for the Years Ended December 31, 2008 and 2007	6 - 13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2008	14

SIGNATURES	15

EXHIBIT I — Consent of Independent Registered Public Accounting Firm	16
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 2009

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2008	2007
ASSETS:

Investments — at fair value:

Vanguard Mutual Funds	$17,739	$22,664
Schering-Plough Stock Fund	3,404	4,931
Loans to Participants	1,124	1,021

Total investments	22,267	28,616

Receivables:
Employer contributions	49	31
Participant contributions	46	43

Total receivables	95	74

Net assets available for benefits	$22,362	$28,690

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the Years Ended
	December 31,
	2008	2007
ADDITIONS:

Investment income/(loss):
Dividend income, Vanguard Mutual Funds	$581	$1,278
Dividend income, Schering-Plough Stock Fund	49	46
Interest income, participant loans	82	63
Net (depreciation)/appreciation in fair value of investments	(8,869)	373

Net investment (loss)/income	(8,157)	1,760

Contributions:
Employer contributions	1,406	1,357
Participant contributions	2,022	1,782

Total contributions	3,428	3,139

DEDUCTIONS:

Benefits paid to participants	1,599	8,385

Decrease in Net Assets	(6,328)	(3,486)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	28,690	32,176

End of year	$22,362	$28,690

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF PLAN

The following description of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC (the Sponsor or the Company) and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company (Vanguard), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Popular serves as the Plan’s trustee (the Trustee). During May 2007, the Plan changed its trustee from Banco Santander to Banco Popular. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Generally, all Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. Participants may elect to have contributions allocated to any of the investment funds available under the Plan.

Participant Contributions

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (Salary Deferral Contributions). Under the provisions of the Plan, Salary Deferral Contributions can range from 1 percent to 10 percent of the employee’s annual eligible compensation, in increments of 1 percent, subject to certain regulated limits. Any excess participant contributions are returned to the participant.

Employer Matching Contributions

The Company makes matching contributions (dollar-for-dollar) up to 5 percent of annual eligible compensation for employees who elect to make Salary Deferral Contributions to the Plan.

Participant Accounts and Vesting

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and allocations of Plan earnings and charged with withdrawals and losses. Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to their contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately. Participant contributions and employer matching contributions are participant-directed.

Investment Options

Participants may direct their contributions into any of the following Vanguard investment options:
Money Market Fund
•	Vanguard Treasury Money Market Fund (see Note 9)
U.S. Stock Funds
•	Vanguard 500 Index Fund Investor Shares (terminated September 7, 2007)

•	Vanguard 500 Index Fund Signal Shares (effective September 8, 2007)

•	Vanguard Explorer Fund Investor Shares

•	Vanguard U.S. Growth Fund Investor Shares

•	Vanguard Windsor Fund Investor Shares
International Stock Fund
•	Vanguard International Growth Fund Investor Shares
Bond Funds
•	Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

•	Vanguard Short-Term Investment-Grade Fund Investor Shares
Balanced Funds (Stocks and Bonds)
•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard Wellington Fund Investor Shares
Participants may also direct contributions to the:
Schering-Plough Stock Fund — This fund is comprised of Schering-Plough Corporation common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50 percent of their Salary Deferral Contributions into this fund or allocate no more than 50 percent of the value of their accounts at the time of reallocation to this fund.
Repayment of Loans — Participants may borrow against their participant account balance in the Plan, up to the lesser of one-half of their account balance or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loans to participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed interest rates as determined to be reasonable by the Schering-Plough Employee Benefits Committee. The fixed-interest rates for all participant loans outstanding during 2008 and 2007 ranged from 5 percent to 10.5 percent. Participant loans are repayable over periods not to exceed 5 years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years. An outstanding loan balance is due immediately upon the participant’s termination of service with the Company.

Any unpaid participant loan amount thereafter will be deemed as defaulted and deducted from the participant’s account balance under the Plan.
Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Schering-Plough Corporation common stock (with respect to amounts invested in the Schering-Plough Stock Fund); or (4) certain combinations of the foregoing. Notwithstanding the foregoing, if a participant’s account equals $5,000 or less as of the date of distribution, the account will be paid in a lump-sum. Alternatively, all participants whose account balances exceed $5,000 can elect to defer the receipt of their account up to age 70 1/2. Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59 1/2.

Amendments to the Plan

Effective January 1, 2008, the Plan was amended to: (1) exclude temporary employees from the definition of an eligible employee; (2) define a “temporary employee” as an employee who is hired on a temporary project or assignment and whose employment, at the time of hiring, is not expected to last for more than two years; and (3) to permit the Plan to provide distribution notices, if needed, up to 180 days prior to a participant’s annuity starting date, in order to ensure compliance with the Pension Protection Act of 2006 and applicable Treasury regulations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

The Plan’s financial statements reflect the adoption of FASB Statement No. 157, “Fair Value Measurements,” as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of Vanguard Mutual Funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than a number of shares of Schering-Plough Corporation’s common stock.

The closing market prices of Schering-Plough Corporation’s common stock at December 31, 2008 and December 29, 2007 were $17.03 and $26.64, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends received in the Schering-Plough Stock Fund are reinvested.

Vanguard Mutual Fund management fees are deducted by Vanguard from the daily net asset values of its funds and are not separately reflected. Consequently, these management fees serve to reduce the investment return for these funds.

The net appreciation or depreciation in the fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains or losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in fair values of the investments during the reported periods.

Loans to participants are carried at the outstanding loan balance, which does not differ materially from fair value.

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid. There were no benefits payable as of December 31, 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Forfeitures

Forfeited amounts are used to reduce future Company contributions.

Risks and Uncertainties

The Plan provides for various investment options (see Note 1 for Investment Options). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with certain investment securities, Plan management believes that it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	(Dollars in thousands)
	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Vanguard Mutual Funds	$17,739	$—	$—	$17,739
Schering-Plough Stock Fund	—	3,404	—	3,404
Participant Loans	—	—	1,124	1,124

Total	$17,739	$3,404	$1,124	$22,267

The following table presents a reconciliation of the beginning and ending balances for the fair value measurements using significant unobservable inputs (Level 3):

(Dollars in thousands)
Fair Value Measurements
Using Significant Unobservable
Inputs (Level 3)
Participant Loans
Beginning balance — January 1, 2008	$1,021
Realized gains in net assets available for benefits	—
Unrealized losses in net assets available for benefits	—
Purchases, issuances and settlements, net	103

Ending balance — December 31, 2008	$1,124

There were no gains or losses for the period included in changes in net assets available for benefits attributable to the change in unrealized gains or losses related to assets still held at the reporting date for level 3 assets.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon an event of a whole or partial termination of the Plan as defined under the Plan, the Sponsor may direct the Trustee or Plan Administrator to: (1) distribute the total assets in the affected participants’ accounts to the participants in cash or in-kind as permitted by applicable law; or (2) maintain the assets in The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan Trust (the Trust) and make distribution of benefits at such time and manner as though the Plan had not been terminated.

5.	INCOME TAX STATUS

The Plan was amended and restated effective January 1, 2008. The Plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended (the “PR Code”). The Plan was also amended effective January 1, 1996 and October 1, 1996 pursuant to Amendment No. 2. The Puerto Rico Department of the Treasury issued a favorable determination letter dated April 14, 1997 in connection with the qualification of Amendment No. 2.

The trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the PR Code, and pursuant to Section 1022(i)(1) of ERISA under Section 501(a) of the United States Internal Revenue Code of 1986, as amended. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the Trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

The Plan has been amended since receiving the determination letter. However, the Plan’s management based on advice from the Plan’s tax counsel believes that the Plan continues to be designed in compliance with the applicable requirements of the PR Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Contributions are transmitted from the Trustee, Banco Popular, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on the participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the recordkeeper. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments in the mutual funds managed by the recordkeeper was $17.7 million and $22.7 million, respectively.

Certain Plan investments are shares of the common stock of Schering-Plough Corporation, which is the parent company of Schering-Plough Products LLC. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments in the Schering-Plough Stock Fund was $3.4 million and $4.9 million, respectively. As of December 31, 2008 and 2007, the Plan held 11,104 and 10,299 units, respectively, of the Schering-Plough Stock Fund. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $49,497 and $46,000, respectively, from the Schering-Plough Stock Fund.

Certain administrative functions are performed by officers or employees of the Sponsor who also may be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are paid by the Sponsor.

7.	NET (DEPRECIATION)/APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
	(dollars in thousands)
Schering-Plough Stock Fund	$(1,779)	$546
Vanguard 500 Index Fund Investor Shares*	—	229
Vanguard International Growth Fund Investor Shares	(865)	55
Vanguard 500 Index Fund Signal Shares*	(3,035)	45
Vanguard U.S. Growth Fund Investor Shares	(134)	24
Vanguard LifeStrategy Growth Fund	(211)	17
Vanguard LifeStrategy Moderate Growth Fund	(96)	13
Vanguard Short-Term Investment-Grade Fund Investor Shares	(106)	9
Vanguard LifeStrategy Conservative Growth Fund	(85)	7
Vanguard LifeStrategy Income Fund	(64)	6
Vanguard Intermediate-Term Investment-Grade Fund Investor Shares	(99)	4
Vanguard Wellington Fund Investor Shares	(449)	(1)
Vanguard Explorer Fund Investor Shares	(607)	(54)
Vanguard Windsor Fund Investor Shares	(1,339)	(527)

Net (depreciation)/appreciation in fair value of investments	$(8,869)	$373

*	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

8.	INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets available for benefits at either December 31, 2008 or December 31, 2007:

	December 31
	2008	2007
	(dollars in thousands)
Vanguard 500 Index Fund Signal Shares 68,036 and 71,419 shares*	$4,670	$7,973

Vanguard Treasury Money Market Fund, 4,633,701 and 2,859,819 shares, respectively	4,634	2,860

Schering-Plough Stock Fund 11,104 and 10,299 shares, respectively	3,404	4,931

Vanguard Windsor Fund Investor Shares, 192,877 and 209,004 shares, respectively	1,740	3,283

Vanguard Wellington Fund Investor Shares, 58,142 and 52,477 shares, respectively	1,420	1,712

Vanguard International Growth Fund Investor Shares, 74,527 and 70,784 shares	909	1,757

Vanguard Explorer Fund Investor Shares, 20,369 and 22,690 shares	858	1,615

*	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.
9.	SUBSEQUENT EVENTS

On February 27, 2009, the Plan closed the Vanguard Treasury Money Market Fund to new contributions. Vanguard Prime Money Market Fund was added to the Plan’s investment options.

On March 9, 2009, Merck & Co., Inc. (Merck) and Schering-Plough Corporation announced that their Boards of Directors had unanimously approved a definitive merger agreement under which Merck and Schering-Plough will combine, under the name Merck, in a stock and cash transaction.

Under the terms of the agreement, Schering-Plough shareholders will receive 0.5767 shares and $10.50 in cash for each share of Schering-Plough common stock. Each Merck share will automatically become a share of the combined company.

The transaction is subject to approval by Merck and Schering-Plough shareholders and the satisfaction of customary closing conditions and regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as clearance by the European Commission (EC) under the EC Merger Regulation and certain other foreign jurisdictions. Merck and Schering-Plough expect to complete the transaction in the fourth quarter of 2009.

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2008
Employer Identification Number: 22-2626254
Plan number: 002

(a)	(b)	(c)	(d)		(e)
	Identity of Issuer,
	Borrower, Lessor	Description of investment including maturity date, rate			Current
	or Similar Party	of interest, collateral, par or maturity value	Cost		Value
					(dollars in
					thousands)
*	Vanguard	500 Index Fund Signal Shares	*	*	$4,670

*	Vanguard	Treasury Money Market Fund	*	*	4,634

*	Vanguard	Windsor Fund Investor Shares	*	*	1,740

*	Vanguard	Wellington Fund Investor Shares	*	*	1,420

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	*	*	1,040

*	Vanguard	International Growth Fund Investor Shares	*	*	909

*	Vanguard	Explorer Fund Investor Shares	*	*	858

*	Vanguard	Intermediate -Term Investment-Grade Fund Investor Shares	*	*	733

*	Vanguard	LifeStrategy Growth Fund	*	*	439

*	Vanguard	LifeStrategy Income Fund	*	*	428

*	Vanguard	LifeStrategy Conservative Growth Fund	*	*	343

*	Vanguard	LifeStrategy Moderate Growth Fund	*	*	299

*	Vanguard	U.S. Growth Fund Investor Shares	*	*	226

		Total Vanguard Mutual Funds			17,739

*	Schering - Plough Corporation	Schering-Plough Stock Fund	*	*	3,404

*	Various participants	Outstanding loan balance (interest rates ranging from 5.00% to 10.50%, maturing from 1 to 20 years)	*	*	1,124

		Total			$22,267

*	Party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Date: June 26, 2009	By:	/s/ Vincent Sweeney
		Name:	Vincent Sweeney
		Title:	Plan Administrator